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                             May 27, 2020

       Damian Dalla-Longa
       Director
       Better Choice Company Inc.
       164 Douglas Road E
       Oldsmar, FL 34677

                                                        Re: Better Choice
Company Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 13, 2020
                                                            File No. 333-234349

       Dear Mr. Dalla-Longa :

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 Filed May 13, 2020

       Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 31

   1. We note your response to comment two in our letter dated November 19, 2019. It does not appear that Exhibit
3.4 is the exhibit covering your by-laws and Exhibit 3.5, which covers your 2016
bylaws, does not appear to contain an exclusive forum provision. Please advise. Also, with
respect to the provision from your bylaws cited in your letter of correspondence, please
disclose whether this provision applies to actions arising under the
 Damian Dalla-Longa
Better Choice Company Inc.
May 27, 2020
Page 2
      Securities Act or Exchange Act. We may have additional comment based on your response.
General

2. We note your reliance on the exemptive order dated March 4, 2020. In order to meet the financial statement requirements of Form S-1, you will need to file your financial statements for the quarter ended March 31, 2020 before we will accelerate the effective date of your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal
Branch Chief at (202) 551-3397 with any questions.



                                                           Sincerely,
FirstName LastNameDamian Dalla-Longa
                                                           Division of
Corporation Finance
Comapany NameBetter Choice Company Inc.
                                                           Office of
Manufacturing
May 27, 2020 Page 2
cc:       Erika L. Weinberg
FirstName LastName